Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication is an English translation of a press release disseminated by Wolt Enterprises Oy (“Wolt”) in Finnish on November 9, 2021 regarding DoorDash’s proposed acquisition of Wolt.

US market leader DoorDash to acquire Wolt for approximately EUR 7 billion – Wolt continues as before and becomes responsible for DoorDash’s international operations

> The value of the transaction is greater than, for example, the acquisition value Microsoft paid for the Nokia mobile device business or what Danske Bank paid for acquiring Sampo Bank.

> According to Wolt’s estimates, taxes worth more than EUR 600 million will be paid in Finland from the transaction when the shares exchanged in the transaction become taxable – Finnish pension funds will also net hundreds of millions of euros.

> From the perspective of Wolt’s customers, merchants and couriers, the service remains the same, Wolt continues with its own name, product and team in its 23 operating countries.

> Wolt’s CEO Miki Kuusi to lead DoorDash’s international operations and join the management team of the publicly listed company worth more than EUR 50 billion.

DoorDash, one of the world’s leading e-commerce companies, will acquire Finnish Wolt for approximately 7 billion euros. The deal was announced late Tuesday night Finnish time in conjunction with DoorDash’s earnings announcement. The companies will remain independent until the deal closes. After closing, Wolt will continue to operate with its current name and product. From the perspective of Wolt’s customers, merchants and couriers, the service will also continue as before.

Founded in 2013, DoorDash is a publicly traded company worth more than 50 billion euros and the market leader in its field in the US. Like Wolt, it develops and operates applications that allow people to get food, groceries and other goods delivered.

Wolt’s CEO Miki Kuusi will continue to lead Wolt, and is to join DoorDash’s management team upon closing. He will also lead DoorDash’s international operations. Wolt’s headquarters will remain in Helsinki while becoming the center of DoorDash’s international operations.

“Throughout the years, we have had many opportunities to team up with other players in the industry but we have always decided to continue our own path. However, talking to DoorDash, for the first time we saw a genuine possibility to do something internationally unique. The transaction will provide Wolt with unprecedented resources to continue international expansion and develop an even better service, the value of which should not be underestimated in a highly competitive industry such as ours,” Kuusi says.

Wolt estimates that the transaction, worth approximately EUR 7 billion, will bring Finland more than EUR 600 million in taxes when the shares of Finnish shareholders exchanged in the transaction become taxable. The deal also means hundreds of millions of euros for the Finnish pension system, as a significant portion of the returns of Finnish investment companies that have invested in Wolt will be received by Finnish pension funds.

“Finland has had a huge impact in shaping Wolt. It is important to us that we continue to pay our taxes here, and are able to create jobs and income for a growing number of people in Finland. It is also important to us that the country we hail from benefits from our work, and for example, our founders, including myself, pay their taxes to Finland”, Kuusi continues.

Wolt’s intangible assets, product development and the company’s domicile, as well as corporate tax liability, will remain in Finland even after the transaction.

“For Wolt’s 4,000 employees, more than 15 million customers, 130,000 couriers and 60,000 merchants, life will continue just like before”, Miki Kuusi says.

“Our goal is to keep building an even better service for all, and that work continues as-is also from this moment forward.”

The DoorDash transaction is subject to customary closing conditions, including applicable regulatory approvals in different countries. The transaction is expected to close in the first half of 2022. What is Wolt?

•	Wolt is a Finnish technology company whose platform allows merchants and couriers to earn while customers can get restaurant food, grocery purchases and other goods delivered.

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Wolt is valued at approximately EUR 7 billion in the DoorDash deal. For example, when Nokia sold its mobile device business to Microsoft in 2013, the purchase price was EUR 5.44 billion. Japan’s Softbank bought a majority stake in the Finnish Supercell in 2013 for EUR 1.1 billion. As another example, the Danish Danske Bank acquired the Finnish Sampo Bank in 2006 for EUR 4.05 billion. Other large acquisitions in Finland.

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Wolt has previously raised more than EUR 700 million in funding. In 2020, it was the second-fastest growing company in Europe, as reported by the Financial Times. Wolt has become internationally renowned for its easy-to-use applications, stellar customer service, and ability to expand quickly and profitably into new markets.

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Wolt’s CEO Miki Kuusi founded the company in 2014 with his five co-founders. Today, Wolt operates in 23 countries with more than 4,000 employees. [Note to the media: Any respective figures found online on DoorDash are not directly comparable, as there are differences between the companies. For example, the two companies reflect customer support in the number of employees in a different manner, and the number of customers served is calculated differently.]

What is DoorDash?

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DoorDash is a technology company that connects consumers with their favorite local and national businesses in more than 7,000 cities across the United States, Canada, Australia and Japan. Founded in 2013, DoorDash enables local businesses to address consumers’ expectations of ease and immediacy and thrive in today’s convenience economy. By building the last-mile logistics infrastructure for local commerce, DoorDash is bringing communities closer, one doorstep at a time.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt (as defined below) and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

DoorDash will file with the SEC a registration statement on Form S-4, which will include a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.